NAME OF REGISTRANT: Builders FirstSource, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on Builders FirstSource, Inc.’s 2023 Proxy Statement:

Adopt Greenhouse Gas Emissions Reduction Targets

Builders FirstSource, Inc. Symbol: BLDR

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., the investment advisor to the Green Century Equity Fund, seeks your support for the climate-related proposal filed at Builders FirstSource Inc. (hereby referred to as “Builders” or “the Company”) in the 2023 proxy statement asking the Company to adopt short-, medium-, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential governance, supply chain, and operational risks while addressing shareholder concerns.

Resolved: Shareholders request that Builders FirstSource adopt short-, medium-, and long-term science-based GHG reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to effectuate appropriate emissions reductions prior to 2030.

Supporting Statement: Proponents defer to management’s discretion but suggest that actions meaningful to shareholders may include:

●	Considering approaches used by advisory groups such as the Science Based Targets initiative;
●	Committing to set near-, medium-, and long-term science-based GHG reduction targets; incorporating all GHG Protocol-defined sources of Scope 3 emissions and aligning with a 1.5 degrees Celsius scenario, by the end of 2023 and setting targets by the end of 2025;
●	Enhancing climate risk disclosure by reporting through CDP Climate Change and Forests questionnaires;
●	Within the Company’s operations, disclosing efforts and strategies for setting goals to source renewable energy and transition to zero emission vehicles.

RATIONALE FOR A “YES” VOTE

1.	Governance Risk – Management has taken insufficient action following the 87.6%[1] majority vote in favor of adopting science-based greenhouse gas emissions reduction targets in 2022. The inability to demonstrate progress in response to a strong majority vote could suggest increased governance risk if the board is unable to adopt what are increasingly standard greenhouse gas disclosures and targets.

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1 https://www.greencentury.com/statement-at-builders-firstsource-annual-meeting-green-century-wins-majority-vote-on-climate-change-proposal/

2.	Failure to meet investor expectations for climate risk mitigation – Investors are expecting companies to set targets to mitigate climate risk, particularly science-based greenhouse gas emission reduction targets aligned with achieving net-zero emissions by 2050 and limiting warming to 1.5 degrees Celsius.
3.	Supply chain risk – Physical risks caused by climate change may impact the health of forests from which Builders FirstSource obtains its wood. Additional pressures caused by deforestation and primary forest degradation may impact lumber and sheet lumber supply and have a substantive financial or strategic impact on the Company.
4.	Operational risk – Increasing frequency and strength of severe weather events associated with climate change may disrupt in-store sales, manufacturing of building materials, and on-site construction activities, leading to decreased revenue.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

INTRODUCTION

In 2018, the Intergovernmental Panel on Climate Change (IPCC) advised that greenhouse gas emissions must be reduced 45% by 2030 and reach net-zero by 2050 to limit warming to 1.5° Celsius, to prevent the worst consequences of climate change and meet the goals of the Paris Agreement.2 A more recent IPCC report3 finds that climate change will likely lead to “widespread, pervasive impacts to ecosystems” that can be increasingly attributed to human causes.4 The report further states, with high confidence, that “economic damages from climate change have been detected in climate-exposed sectors,” making specific reference to impacts on forestry.5

Timber and wood products are among the leading drivers of deforestation6 and forest degradation.7 Deforestation and forest degradation are responsible for approximately 15 percent of global greenhouse gas emissions and are the second leading cause of global warming, second only to the burning of fossil fuels.8

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2 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

3 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_FinalDraft_FullReport.pdf

4 https://www.ipcc.ch/report/ar6/wg2/downloads/report/IPCC_AR6_WGII_SummaryForPolicymakers.pdf; Page 13.

5 Ibid.

6 https://ourworldindata.org/what-are-drivers-deforestation

7 https://www.forestcarbonpartnership.org/sites/fcp/files/DriversOfDeforestation.pdf_N_S.pdf. Page 9.

8 https://www.forestcarbonpartnership.org/what-redd

Greenhouse gas emissions from Builders FirstSource’s operations and upstream and downstream sources contribute to a warming climate which is leading to increasingly severe weather in many parts of the United States and Canada.9 By failing to reduce its own emissions, the Company may be elevating its own supply chain and operational risks. To further reduce its risk, Builders FirstSource could play a more active role in protecting the forests from which it sources its wood products. However, the Company has not yet seized the opportunity to mitigate its climate risk, implement strong forest stewardship policies, or reduce its emissions with the scope, rigor and urgency that climate experts say is needed.10

Builders has made insufficient progress following the 2022 87.6% majority vote asking the company to set short-, medium- and long-term greenhouse gas reduction targets inclusive of its supply chain.

Since the 2022 vote where investors sent a clear message to Builders regarding its full scope greenhouse gas emissions, the Company has taken little action. Builders released limited Scope 1 and Scope 2 emissions data in 2022, which covers transportation emissions and only 5 of its more than 550 locations.11,12 Further, the data the company released only addresses “approximately 65% of natural gas and electricity utilities billing data”13 for the 5 locations covered. At the time of writing, the Company states that it will disclose its Scope 1 and Scope 2 greenhouse gas emissions in May 2023, which investors await, but given the scope of the previously released data, it is unclear that Builders provide full emissions data for each of its sites.

The Company also states that it has no plans to release its Scope 3 data, which was specifically requested by the 2022 proposal. In contrast, both Lowe’s14 and Home Depot15 report some of their Scope 3 emissions to CDP, a widely used global disclosure platform. While the Proponent appreciates Builders’ commitment to setting short-, mid- and long-term reduction targets for Scope 1 and 2 emissions no later than 2025, the Company has released no plans to reduce its Scope 3 emissions and states that it is “assessing setting a net-zero science-based carbon reduction target with the Science Based Targets initiative.”16 However, if the Company’s Scope 3 emissions are more than 40% of its total emissions, as is almost certainly the case,17 participation in the SBTi, under its current guidelines,18 will not be possible if the Company does not disclose Scope 3. Scope 3 targets are also becoming standard. While in 2015 only a few companies submitted Scope 3 information to SBTi, now 96% of SBTi-validated targets include a Scope 3 target.19

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9 https://www.ipcc.ch/site/assets/uploads/2018/03/SREX-Chap3_FINAL-1.pdf. Pages 134, 137, 138, 142, 170.

10 https://www.sec.gov/Archives/edgar/data/1316835/000119312522127678/d650787ddef14a.htm

11 https://www.bldr.com/who-we-are

12 https://investors.bldr.com/static-files/bf3a39bd-d1f6-4f64-a718-bbaba4f88581

13 https://s202.q4cdn.com/867695273/files/doc_downloads/esg/Builders-FirstSource_2022-CSR-Report.pdf

14 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=993152&locale=en&organization_name=Lowe%27s+
Companies%2C+Inc.&organization_number=11017&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys
%2F2022%2F6wz4wms4%2F189602&survey_id=78646008

15 https://www.cdp.net/en/formatted_responses/responses?campaign_id=79520704&discloser_id=981636&locale=en&organization_name=The+Home+Depot
%2C+Inc.&organization_number=8526&program=Investor&project_year=2022&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2022%2
F6wz4wms4%2F186088&survey_id=78646008

16 https://s202.q4cdn.com/867695273/files/doc_downloads/esg/Builders-FirstSource_2022-CSR-Report.pdf

17 https://www.wri.org/update/trends-show-companies-are-ready-scope-3-reporting-us-climate-disclosure-rule#:~:text=Scope%203%20emissions%20account
%20for%2075%25%20of%20companies'%20greenhouse%20gas,quarters%20of%20a%20company's%20emissions.

18 https://sciencebasedtargets.org/blog/scope-3-stepping-up-science-based-action#:~:text=Scope%203%20targets%20are%20a,scope%203%20target%20is%20required.

19 Ibid

Additionally, the 2022 proposal asks Builders to consider making disclosures via CDP’s Climate and Forest questionnaires, which would help the Company assess its climate impacts. So far, the Company has made no mention of reporting to the CDP in its releases. This, along with the insufficient disclosures and lack of movement regarding Scope 3 emissions, suggests that the Builders lacks a strategy to address its climate risk or is not devoting sufficient resources to shareholders’ concerns, or both.

Lack of resources dedicated to addressing the 2022 majority shareholder vote could be a sign of underlying governance risk.

Investors question the progress of Builders following the strong shareholder support for the 2022 proposal and are concerned that the lack of action could be a sign of underlying governance risk. Good governance requires that the interests of all stakeholders, including shareholders, are taken into account by the board and management. If a proposal receives a majority shareholder vote, as was the case with the 87.6% majority vote in 2022, and the board and management fail to make demonstrative progress, it could suggest a lack of accountability, transparency, and oversight at the company. Following the 2022 vote, the Proponent had to initiate follow-up discussions with Builders to ascertain its strategy for addressing the majority vote and remains concerned that Builders does not plan to implement the core asks of the proposal.

Builders FirstSource does not account for supply chain risk from deforestation or forest degradation. Quantifying its forest-related emissions would help the Company better understand its risks.

Builders FirstSource derives a significant amount of its profit from selling lumber and lumber sheet goods. In 2022, lumber and lumber sheet goods represented 35.6% of Company’s total net sales.20 A changing climate has the potential to significantly disrupt the Company’s lumber supply chain because, according to the US Environmental Protection Agency, “a changing climate may worsen many of the threats to forests, such as pest outbreaks, fires, human development, and drought” as well as cause “extreme precipitation and flooding.”21

Despite this, the Company has not begun to assess the emissions resulting from timber harvesting, nor has it acknowledged in its 10-K that climate change may threaten the forests from which it sources lumber.22 Builders FirstSource could proactively manage this risk by implementing a no deforestation/forest degradation policy, which would signal to suppliers that maintaining healthy and resilient forests is a priority for the Company.

Builders' current strategy of managing its wood product supply chain risk through third party certification of sustainable forest management practices may not be adequate to mitigate its risk. The Company notes in its 2022 CSR report that approximately 90% of its purchased wood was certified as sustainably-sourced by the Sustainable Forestry Initiative (SFI) or from the Forest Stewardship Council (FSC) and states that it “prioritize[s] sourcing Sustainable Forestry Initiative (“SFI”) certified wood,” in its 2022 10-K.23,24

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20 https://investors.bldr.com/static-files/d26f5664-6020-47ae-97f9-ef7a7988775d

21 https://19january2017snapshot.epa.gov/climate-impacts/climate-impacts-forests_.html

22 https://s202.q4cdn.com/867695273/files/doc_financials/2022/ar/4Q22-10K.pdf

23 https://s202.q4cdn.com/867695273/files/doc_downloads/esg/Builders-FirstSource_2022-CSR-Report.pdf

24 https://s202.q4cdn.com/867695273/files/doc_financials/2022/ar/4Q22-10K.pdf

However, SFI certification is increasingly considered an insufficient safeguard to ensure sustainability, particularly in at-risk geographies. A recent assessment of the SFI by the Natural Resources Defense Council entitled “SFI Offers Greenwashing of Unsustainable Logging” notes that the organization’s standards, fail to protect primary forests (i.e. forests that have never been logged), and points out that the “SFI Certified Sourcing” label covers wood products from logging operations without any SFI-certifications (or stronger certifications) to bear the SFI logo, as long as certain vague requirements are met.25 This means Builders FirstSource may be sourcing wood products associated with deforestation or forest degradation.

A more credible certification label is offered by the Forest Stewardship Council (FSC), which was created in the 1990s by environmental groups, human rights organizations, and forestry companies.26 The FSC is a certification system that is widely accepted by leading environmental organizations27,28,29, 30 and provides a robust approach to enhancing forest management in areas such as Canada where Builders FirstSource sources a portion of its lumber and lumber products. Additionally, research from the non-profit, Ecotrust, and the University of Washington has found that FSC certified forests stored 30% more carbon on average than other managed forests.31

A more meaningful wood sourcing approach would include a commitment to end wood sourcing from primary forests, and to source only FSC-certified lumber from geographies at risk while moving towards heightened FSC certification for all sourced lumber.

Risks associated with climate change may negatively impact Builders FirstSource’s reputation.

In its 10-K, Builders FirstSource appropriately identifies the threat of climate change as a risk. The Company states that “climate change could generally reduce or delay construction activity, which could adversely impact our financial condition, operating results and cash flows.”32

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25 https://www.nrdc.org/experts/courtenay-lewis/sfi-offers-more-greenwashing-unsustainable-logging-0

26 https://www.nrdc.org/sites/default/files/thousand-cuts-wood-sourcing-canadas-boreal-report.pdf. Page 10.

27 https://www.nrdc.org/sites/default/files/thousand-cuts-wood-sourcing-canadas-boreal-report.pdf

28 https://www.sierraclub.org/forests/forest-certification-green-building

29 https://www.worldwildlife.org/stories/want-to-help-save-the-world-s-forests-look-for-the-fsc-logo-when-you-shop

30 https://davidsuzuki.org/project/boreal-forest/

31 https://www.mdpi.com/1999-4907/9/8/447/htm. Section 3.3.

32 https://investors.bldr.com/static-files/d26f5664-6020-47ae-97f9-ef7a7988775d

Given the breadth of the Company’s geographic footprint, more than 550 locations33 in more than 40 states,34 Builders FirstSource stores and construction services may be vulnerable to a range of severe weather events. In 2022, regions across the United States, including many areas in which Builders FirstSource operates,35 experienced weather extremes. For example, the South was struck by three major hurricanes, notably including Hurricane Ian which caused upwards of $147 billion in damage.36 New Mexico experienced the largest wildfire in its history;37 and one of the costliest droughts on record brought major reservoirs in the Western U.S to some of their lowest recorded levels.38 Builders FirstSource rightly states that climate change could “impact our financial condition, operating results and cash flows,” but it has not yet taken comprehensive steps to lessen its own contributions to the growing impacts of climate change.

Builders FirstSource’s indeterminate timeline for quantifying and disclosing its Scope 1, 2, and 3 emissions and setting science-based targets risks failing to meet investor expectations.

Large asset managers have focused on how investee companies are addressing climate risk, including how they account for their full value chain’s greenhouse gas emissions and whether they have adopted plans to significantly reduce emissions. In their most recent proxy voting guidelines, top Builders FirstSource investors, BlackRock,39 and Vanguard,40 quite clearly expect that issuers will publish reports aligned with the Task Force on Climate-related Financial Disclosures in order to facilitate “disclosing strategy, risk management, governance, metrics, and targets.”41

In his 2022 letter to CEOs, BlackRock CEO Larry Fink, stated that “we are asking [investee] companies to set short-, medium-, and long-term targets for greenhouse gas reductions. These targets, and the quality of plans to meet them, are critical to the long-term economic interests of your shareholders.”42

Nearly 5,000 companies have taken action with the Science Based Targets initiative (SBTi),43 which is a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI), and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.44 More than half of the companies working with SBTi have already announced their science-based greenhouse gas emissions reduction targets and the other half will announce targets within the next two years.45 Among these companies are Lowe’s and Home Depot.46,47,48

While setting science-based targets is the overarching request of the proposal, it also requests that the Company set sub-goals by adopting metrics, targets, and deadlines for sourcing renewable energy and procuring zero emission vehicles.

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33 https://bmc.a.bigcontent.io/v1/static/Builder_FirstSource_Company_Brochure_Feb_2022/.pdf

34 https://www.bldr.com/location/all-locations

35 https://bldrtn.com/history/#:~:text=Publicly%20traded%20on%20the%20NYSE,both%20acquisitions%20and%20internal%20investment.

36 https://www.ncei.noaa.gov/access/billions/events/US/2022-2023?disasters[]=drought&disasters[]=flooding&disasters[]=freeze&disasters[]=severe-storm&disasters[]=tropical-cyclone&disasters[]=wildfire

37 ibid

38 ibid

39 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

40 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/policy_insights_climate_risk.pdf

41 Ibid.

42 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

43 https://sciencebasedtargets.org/companies-taking-action

44 https://sciencebasedtargets.org/about-us#:~:text=The%20Science%20Based%20Targets%20initiative%20(SBTi)%3A,with%20the%20latest%20climate%20science.

45 Ibid.

46 https://www.comparably.com/companies/builders-firstsource/competitors

47 https://sciencebasedtargets.org/companies-taking-action/

48 Ibid

CONCLUSION

While Builders FirstSource has begun to incorporate more sustainability into its operations, investors are concerned the Company’s actions are insufficient given the strong majority vote in favor of last year’s (virtually the same) proposal. The proposal filed this year also provides shareholders the opportunity to weigh in on how climate change, an issue of broad societal impact, creates risk to Builders FirstSource and its shareholders.

More fully accounting for climate change risk throughout its value chain, including risk due to deforestation and forest degradation, may better prepare the Company to effectively manage these multiple material risks. Additionally, setting science-based targets would signal to investors that the Company is serious about reducing the greenhouse gas emissions from its full value chain.

Shareholders are urged to vote FOR the proposal asking Builders FirstSource to adopt science-based greenhouse gas emissions reductions targets from its direct operations and full value chain in order to comprehensively address its climate risk.

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Item No. 5 following the instruction provided on the management’s proxy mailing.